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Children’s Term Life Insurance Rider
The Benefit
Kansas City Life Insurance Company will pay the Children’s Specified Amount to the beneficiary under this rider upon receiving proof that the death of any Insured Child occurred:
1) after the Insured Child became 14 days old;
2) before the Contract Anniversary on which the Insured Child’s age is 25;
3) on or before the expiration date of the rider, shown in Section 1, Contract Data; and
4) while this rider is in force.
No coverage will be provided on an Insured Child prior to 14 days of age.
Insured Child
An Insured Child is:
1)
any natural child, stepchild, or legally adopted child of the Insured, provided the child is named in the application for the contract or for this rider, is not 18 years of age or older at the date of application, and is living in the Insured’s household at date of application; and

2)	any child who, after the date of the application for the contract or for this rider, is born of the marriage of the Insured or is legally adopted by the Insured prior to the child’s 18th birthday.
Children’s Specified Amount
The amount of insurance coverage on each Insured Child as shown in Section 1, Contract Data.
Ownership
Unless otherwise provided, the owner(s) of this rider will be as follows:
1) the Owner(s) of the contract while the Insured is living; and
2) after the death of the Insured, each child will own the insurance on his or her life.
Beneficiary
The benefit under this rider will be paid, unless otherwise provided, to the owner of this rider, if living, otherwise to the owner’s estate or legal successors.
Incontestability
We cannot contest the validity of this rider after it has been in force during each Insured Child’s lifetime for two years from the effective date of this rider, except:
1)	for fraud, when permitted by applicable law in the state where the rider is delivered or issued for delivery; or
2) if the rider terminates as described in Termination of Rider.
Suicide
If the Insured Child dies by suicide, while sane or insane, within two years of the effective date of this rider, shown in Section 1, Policy Data, or the date of a reinstatement application, the amount payable by us will be equal to the total cost of insurance and any expense charges associated with this rider.
If this rider terminates because of the Insured’s death by suicide, each Insured Child has 31 days in which to convert the insurance on their life according to the terms of the Conversion provision.

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Conversion
The insurance on each Insured Child may be converted at any time to a new policy without evidence of insurability upon written request to us provided:
1) this rider is in force; and
2) the request for conversion is made before the earlier of:
a) the Policy Anniversary on which the Insured Child’s age is 25; or
b) 31 days after the expiration date of the rider.
The premium for the new policy will be based on the Age of the Insured Child on the policy date of the new policy.  The first premium for the new policy must be paid before it will take effect.
New Policy
The new policy may be any permanent life policy we designate as eligible for conversion at the time coverage under this rider is converted.  Conversion to a term policy will not be allowed.
The amount of insurance of the new policy may not be more than the Children’s Specified Amount.  However, the amount of insurance of the new policy on an Insured Child’s marriage before age 25 or attainment of age 25 may be an amount equal to the lesser of $50,000 or five times the Children’s Specified Amount.  We will not allow conversion to a policy which is less than the minimum amount we issue.
Any insurance under this rider which is converted to a new policy will terminate at the time the new policy takes effect.
The time period of the suicide and incontestability provisions of any new policy will begin on the effective date of this rider.
The new policy will be issued on the same risk class as this rider.
Availability of Riders
The new policy may include additional riders only with our consent.  The time period of the suicide and incontestability provisions of any new policy will apply to these riders from the effective date of the new policy.
General Provisions
The following provisions apply to this rider:
1)	this rider is made a part of the contract to which it is attached;
2)	this term insurance is subject to all the provisions of this rider and the applicable contract provisions;
3)
the effective date of this rider is the same as that of the contract unless this rider is added at a later date.  The effective date of this rider will be specified in the rider description in Section 1, Contract Data;

4)	the cost for this rider is shown in Section 1, Contract Data;
5)	this rider is nonparticipating. It will not participate in any of our profits, losses, or surplus earnings;
6)	this rider does not provide for cash or loan values; and
7)	the expiration date of this rider is the Contract Anniversary on which the Insured’s age is 65, if living, otherwise, the Contract Anniversary on which the Insured’s age would have been 65.
Reinstatement
This rider will be reinstated if:
1)	the contract to which this rider is attached terminates and is subsequently reinstated according to the contract’s reinstatement provision; and
2)	this rider has not terminated as described in Termination of Rider.
Cancellation
This rider may be cancelled by you on any Monthly Anniversary Day.  Your request must be made by Written Notice prior to the Monthly Anniversary Day.  We may require that the contract be submitted for endorsement to show the cancellation.
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Termination of Rider
This rider terminates on the earliest of:
1) the date the contract terminates for any reason;
2) the date this rider is cancelled by you;
3) the date any charge for this rider or the contract is in default beyond the end of its grace period;
4) the date the last surviving Insured Child dies; or
5) the expiration date of this rider.
If the Insured dies while the contract and this rider are in force, conversion is available for 31 days after the death of the Insured, subject to the conditions for conversion.  If an Insured Child dies during this 31-day period, we will pay the Children’s Specified Amount for that Insured Child.

Signed for Kansas City Life Insurance Company, a stock company, at its home office, 3520 Broadway, PO Box 219139, Kansas City, MO 64121-9139.

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[Secretary	President]

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